     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 1998

                                                           REGISTRATION NO. 333-

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                       ----------------------------------

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       ----------------------------------

                             GREAT LAKES REIT, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                             MARYLAND                                                          36-3844714
                  (State or Other Jurisdiction of                                           (I.R.S. Employer
                  Incorporation or Organization)                                         Identification Number)

                         823 COMMERCE DRIVE, SUITE 300
                           OAK BROOK, ILLINOIS 60523
                                 (630) 368-2900
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               RICHARD L. RASLEY
                           EXECUTIVE VICE PRESIDENT,
                        CO-GENERAL COUNSEL AND SECRETARY
                             GREAT LAKES REIT, INC.
                         823 COMMERCE DRIVE, SUITE 300
                           OAK BROOK, ILLINOIS 60523
                                 (630) 368-2900
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                       ----------------------------------

                                   Copies to:
                               TIMOTHY J. MELTON
                           JONES, DAY, REAVIS & POGUE
                              77 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60601-1692
                                 (312) 782-3939
                       ----------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    From time to time after this Registration Statement becomes effective as determined by market conditions and other factors.
                       ----------------------------------

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                       ----------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                           AGGREGATE OFFERING                  AMOUNT OF
              SECURITIES TO BE REGISTERED(1)                            PRICE(2)                    REGISTRATION FEE
Common Stock, par value $.01 per share (3).................
Preferred Stock, par value $.01 per share (4)..............        $300,000,000(5)(6)                   $88,500

(1) This Registration Statement also covers contracts that may be issued by the Registrant under which the counterparty may be required to purchase Common Stock or Preferred Stock. Such contracts would be issued with the Common Stock or Preferred Stock. In addition, Securities registered hereunder may be sold separately, together or as units with other Securities registered hereunder.

(2) Estimated for the sole purpose of calculating the registration fee. No separate consideration will be received for shares of Common Stock that are issued upon conversion of Preferred Stock. The aggregate maximum offering price of all Securities issued pursuant to this Registration Statement will not exceed $300,000,000.

(3) There are being registered hereunder an indeterminate number of shares of Common Stock. There are also being registered hereunder an indeterminate number of shares of Common Stock as may be issuable upon conversion of Preferred Stock registered hereby.

(4) There are being registered hereunder an indeterminate number of shares of Preferred Stock.

(5) Omitted pursuant to General Instruction II.D. of Form S-3 under the Securities Act of 1933, as amended (the "Securities Act").

(6) Such amount represents the amount computed pursuant to Rule 457(c) under the Securities Act for any Common Stock and the liquidation preference of any Preferred Stock.
                       ----------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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--------------------------------------------------------------------------------

                                                Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-22619
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED APRIL 6, 1998
                                  $300,000,000
                             GREAT LAKES REIT, INC.
                                PREFERRED STOCK
                                  COMMON STOCK

                             ---------------------

    Great Lakes REIT, Inc. (the "Company") may offer from time to time, together or separately, in one or more series, (i) shares of its preferred stock, par value $.01 per share (the "Preferred Stock"), or (ii) shares of its common stock, par value $.01 per share ("Common Stock"), with an aggregate public offering price of up to $300,000,000 in amounts, at prices and on terms to be determined at the time of offering. The Preferred Stock and Common Stock offered hereby (collectively, the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

    The accompanying Prospectus Supplement will set forth with regard to the particular Securities in respect of which this Prospectus is being delivered, such as, where applicable (i) in the case of Preferred Stock, the specific title and stated value, number of shares, the dividend, liquidation, exchange, redemption, conversion, voting and other rights, and the initial public offering price, and (ii) in the case of Common Stock, the number of shares, the public offering price and the terms of the offering thereof. The Prospectus Supplement will also contain, as applicable, a discussion of the material United States federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered to the extent not contained herein.

    The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "GL." The Prospectus Supplement will also contain information, where applicable, as to any listing on a securities exchange of the Preferred Stock covered by such Prospectus Supplement.

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the amounts of Securities, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution" herein.

                            ------------------------

               The date of this Prospectus is            , 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Common Stock is listed on the NYSE, and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

    NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

    2. The Company's Current Report on Form 8-K/A, dated February 6, 1998, filed with the Commission on February 20, 1998; and

    3. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed with the Commission on April 21, 1997, as amended by the Company's Registration Statement on Form 8-A/A filed with the Commission on November 17, 1997, including any amendment or report filed for the purpose of updating such description.

    All documents filed with the Commission by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent a statement contained in this Prospectus or in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO RICHARD L. RASLEY, EXECUTIVE VICE PRESIDENT, CO-GENERAL COUNSEL AND SECRETARY, GREAT LAKES REIT, INC., AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, 823 COMMERCE DRIVE, SUITE 300, OAK BROOK, ILLINOIS 60523, TELEPHONE NUMBER (630) 368-2900. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT WERE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.

                                  THE COMPANY

    IN 1996, GREAT LAKES REIT, INC. (THE "COMPANY") ORGANIZED GREAT LAKES REIT, L.P. (THE "OPERATING PARTNERSHIP") AND HAS SUBSEQUENTLY TRANSFERRED ALL OF THE PROPERTIES (AS DEFINED HEREIN) TO THE OPERATING PARTNERSHIP. AS THE SOLE GENERAL PARTNER OF THE OPERATING PARTNERSHIP, THE COMPANY HAS EXCLUSIVE POWER TO MANAGE AND CONDUCT THE BUSINESS OF THE OPERATING PARTNERSHIP, SUBJECT TO CERTAIN LIMITED EXCEPTIONS. ALTHOUGH THE COMPANY AND THE OPERATING PARTNERSHIP ARE SEPARATE ENTITIES, UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" REFER TO THE COMPANY AND THE OPERATING PARTNERSHIP, COLLECTIVELY.

    The Company is a fully integrated, self-administered and self-managed real estate company focused on acquiring, renovating, owning and operating suburban office and light industrial properties located within an approximate 500-mile radius of metropolitan Chicago (the "Midwest Region"). As of March 31, 1998, the Company owned and operated 34 properties (the "Properties") in suburban Chicago, Milwaukee, Minneapolis, Detroit, Columbus and Cincinnati (the "Current Markets"). The Properties contain approximately 4.1 million rentable square feet leased to over 500 tenants in a variety of businesses. The Properties primarily consist of Class A and Class B suburban office properties and range in size from 15,000 to 275,000 rentable square feet. The Company has elected to be treated for federal income tax purposes as a real estate investment trust ("REIT").

    The Company is a Maryland corporation and its principal executive offices are located at 823 Commerce Drive, Suite 300, Oak Brook, Illinois 60523, telephone number (630) 368-2900.

                                  RISK FACTORS

    Prospective investors should carefully consider, among other things, the matters described below.

CONCENTRATION OF PROPERTIES IN MIDWEST REGION

    All of the Properties are located in the Midwest Region, including 17 located in the suburban Chicago, Illinois area. Like other real estate markets, these commercial real estate markets have experienced economic downturns in the past, and future declines in any of these economies or real estate markets could adversely affect the Company's funds available for distribution to stockholders. The Company's financial performance and its ability to make distributions to stockholders are therefore dependent on the economic conditions in the Midwest Region, particularly in the Chicago area. The Company's revenues and the value of its Properties may be affected by a number of factors, including local economic conditions (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office, industrial and other competing commercial properties). There can be no assurance that the economies of the Midwest Region or the Chicago area will continue to grow or that any future growth will meet historical growth rates.

RISK THAT THE COMPANY MAY BE UNABLE TO RETAIN TENANTS OR RENT SPACE UPON LEASE
  EXPIRATIONS

    The Company will be subject to the risks that upon expiration, leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than the expired lease terms. Leases on a total of approximately 13.3%, 11.6% and 14.4% of the occupied rentable square feet of the Properties will expire in 1998, 1999 and 2000, respectively. If the Company is unable to promptly relet or renew leases for all or a substantial portion of this space or if the rental rates upon such renewal or reletting are significantly lower than expected, the Company's cash flow and ability to make distributions to stockholders could be adversely affected.

RISKS ASSOCIATED WITH THE RECENT ACQUISITION OF MANY OF THE PROPERTIES; LACK OF
  OPERATING HISTORY

    All of the Properties have been under the Company's management for less than five years and 20 of the Properties have been acquired since January 1, 1996. The most recently acquired Properties may have characteristics or deficiencies unknown to the Company that may impact their value or revenue potential. It is also possible that the operating performance of the most recently acquired Properties may decline under the Company's management.

    The Company is currently experiencing a period of rapid growth. As the Company acquires additional properties, the Company will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, the Company's ability to manage its growth effectively will require it to successfully integrate its new acquisitions into its existing management structure. No assurances can be given that the Company will be able to successfully integrate such properties or effectively manage additional properties, or that newly acquired properties will perform as expected.

REAL ESTATE FINANCING RISKS

    INABILITY TO REPAY OR REFINANCE INDEBTEDNESS AT MATURITY. The Company will be subject to risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest and the risk that any indebtedness will not be able to be refinanced or that the terms of any such refinancing will be less favorable than the terms of the expiring indebtedness.

    POTENTIAL EFFECT OF RISING INTEREST RATES ON COMPANY'S VARIABLE RATE
DEBT. Advances under the Company's bank credit facility (the "Credit Facility") bear interest at variable rates and the indebtedness under certain other lines of credit and existing mortgage notes are subject to periodic adjustments based on the then current market interest rates. In addition, the Company may incur other variable rate indebtedness in the future. Increases in interest rates on such indebtedness would increase the Company's interest expense, which could adversely affect the Company's cash flow and amounts available for distribution to stockholders.

REAL ESTATE INVESTMENT RISKS

    REAL ESTATE OWNERSHIP RISKS. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of revenue generated and expenses incurred. If the Company's real properties do not generate revenue sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs and the Company's cash flow and ability to make distributions to its stockholders would be adversely affected. The Company's revenue and the value of its Properties may be adversely affected by a number of factors, including the national economic climate; the local economic climate; local real estate conditions; the perceptions of prospective tenants of the attractiveness of its Properties; the ability of the Company to manage and maintain its real properties and secure adequate insurance; and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax and environmental laws, interest rate levels and the availability of capital.

    ILLIQUIDITY OF REAL ESTATE. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits a REIT's ability to sell properties held for fewer than four years. This limitation may adversely affect the Company's ability to sell properties.

    IMPACT OF COMPETITION ON OCCUPANCY LEVELS AND RENTS CHARGED.   Numerous
office properties compete with the Properties in attracting tenants to lease space. Some of the competing properties may be newer, better located or owned by parties better capitalized than the Company. The number of competitive commercial properties in a particular area could have a material adverse effect on (i) the ability to lease space in the Properties (or in newly acquired or developed properties) and (ii) the rents charged.

    POTENTIAL INCREASES IN CERTAIN TAXES AND REGULATORY COMPLIANCE
COSTS. Because increases in income, service or transfer taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make distributions to stockholders. The Properties are also subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act (the "ADA"), which requires all public accommodations and commercial facilities to meet certain federal requirements related to access and use by disabled persons, and state and local fire and life safety requirements. Compliance with the ADA requirements could require removal of access barriers. Failure to comply with all applicable regulatory requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in substantial compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company that could have an adverse effect on the Company's cash flow and distributions to stockholders.

    IMPACT OF FINANCIAL CONDITION AND SOLVENCY OF TENANTS ON COMPANY'S CASH FLOW. At any time, a tenant of the Properties may seek the protection of bankruptcy laws, which could result in rejection and termination of such tenant's lease and thereby cause a reduction in cash flow available for distribution by the Company. Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in a failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's revenues and cash flows may be adversely affected.

RISKS OF ACQUISITION, RENOVATION AND DEVELOPMENT ACTIVITIES

    The Company intends to continue acquiring office properties. Acquisitions of office properties entail risk that investments will fail to perform in accordance with expectations. Estimates of renovation costs and costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

    The Company may renovate or expand its Properties from time to time. Renovation and expansion projects generally require expenditure of capital as well as various government and other approvals, the receipt of which cannot be assured. While policies with respect to renovation and expansion activities are intended to limit some of the risks otherwise associated with such activities, the Company would nevertheless incur certain risks, including expenditures of funds on, and devotion of management's time to, projects which may not be completed.

    The Company anticipates that future acquisitions and renovations will be financed through a combination of advances under the Credit Facility, other forms of secured or unsecured financing and issuances of securities and interests in the Operating Partnership. If new projects are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for these properties may not be available or may be available only on disadvantageous terms.

    While the Company has generally limited its acquisition, renovation, management and leasing business primarily to the Midwest Region, it is possible that the Company will in the future expand its business to new geographic markets. The Company will not initially possess the same level of familiarity with new markets outside of the Midwest Region, which could adversely affect its ability to acquire, develop, manage or lease properties in any new markets.

    Changing market conditions, including competition from other purchasers of properties similar to the Properties, may diminish the Company's opportunities for attractive acquisitions.

    The Company also intends to review from time to time the possibility of developing and constructing office buildings and other commercial properties in accordance with the Company's development policies. In this regard, the Company, in March 1998, announced its intention to pursue the development of a mid-sized office building to be constructed in suburban Milwaukee. Risks associated with the Company's development and construction activities may include: abandonment of development opportunities; construction costs of a property exceeding original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property which are not sufficient to make the property profitable; the unavailability of financing on favorable terms for development of a property; and an inability to complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether they would ultimately be successful, typically require a substantial portion of management's time and attention. Development activities would also be subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

EFFECT OF SHARES AVAILABLE FOR FUTURE SALE ON COMMON STOCK PRICE

    Virtually all of the outstanding shares of Common Stock, other than shares held by affiliates of the Company, are freely tradable. Shares of Common Stock held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder. The sale or issuance or the potential for sale of additional shares by the Company, the sale of shares held by affiliates or the sale of a significant number of shares by other current holders could have an adverse impact on the market price of the Common Stock.

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent on the efforts of its executive officers, particularly Richard A. May, the Company's Chief Executive Officer, Patrick R. Hunt, the Company's President and Chief Operating Officer, Richard L. Rasley, the Company's Executive Vice President, and Raymond M. Braun, the Company's Senior Vice President-Acquisitions. The loss of their services could have a material adverse effect on the Company's operations, financial condition and results of operations.

NO LIMITATION ON DEBT

    The Company currently has a policy of incurring debt only if upon such incurrence the total debt to total market capitalization ratio would be 50% or less, but the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter that policy at any time. If that policy was changed, the Company could become more highly leveraged, resulting in increased debt service costs that could adversely affect the Company's cash flow and, consequently, the amount available for distribution to stockholders and could increase the risk of default on the Company's indebtedness.

    The Company has established its debt policy relative to its total debt to total market capitalization ratio rather than relative to the book value of its assets. The Company has used total market capitalization because it believes that the book value of its assets (which to a large extent is the depreciated original cost of real property, the Company's primary tangible assets) does not accurately reflect its ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company. The Company also will consider factors other than market capitalization in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of its Properties upon refinancing and the ability of particular Properties and the Company as a whole to generate sufficient cash flow to cover expected debt service costs.

CHANGES IN POLICIES WITHOUT STOCKHOLDER APPROVAL

    The Company's investment, financing, borrowing, distribution and conflicts of interest policies and its policies with respect to all other activities will be determined by the Company's Board of Directors. Although the Board of Directors has no present intention to do so, it can amend, revise or eliminate these policies at any time and from time to time at its discretion without a vote of the stockholders. A change in any of these policies could adversely affect the Company's financial condition or results of operations or the market price of the Common Stock.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT; OTHER TAX LIABILITIES

    TAX LIABILITIES AS A CONSEQUENCE OF FAILURE TO QUALIFY AS A REIT. The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1993, and the Company believes that it has been organized and has operated in such a manner so as to qualify as a REIT for federal income tax purposes. Although the Company believes that it will remain organized and will continue to operate so as to qualify as a REIT, no assurance can be given that the Company has so qualified or will be able to remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (in certain instances, on an annual and quarterly basis) set forth in highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and may be affected by various factual matters and circumstances not entirely within the Company's control. In the case of a REIT, such as the Company, that holds substantially all of its assets in partnership form, the complexity of these Code provisions and the applicable Treasury Regulations that have been promulgated thereunder is even greater. Further, no assurance can be given that future legislation, new Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any pending proposal to amend the tax laws that would materially and adversely affect its ability to operate in such a manner so as to qualify as a REIT.

    If the Company were to fail to qualify as a REIT with respect to any taxable year, the Company would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders, and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, any net earnings of the Company available for investment or distribution to stockholders would be reduced for the year or years involved because of the additional tax liability of the Company, and distributions to stockholders would no longer be required to be made. Moreover, unless entitled to relief under certain statutory provisions, the Company would also be ineligible for qualification as a REIT for the four taxable years following the year during which such qualification was lost. Although the Company believes it has operated and currently intends to operate in a manner designed to allow it to continue to qualify as a REIT, future economic, market, legal, tax or other considerations may cause it to determine that it is in the best interests of the Company and its stockholders to revoke the REIT election.

    OTHER TAX LIABILITIES. Even if the Company continues to qualify for and maintains its REIT status, it may be subject to certain federal, state and local taxes on its income and property.

EFFECT OF REIT DISTRIBUTION REQUIREMENTS

    To maintain its status as a REIT for federal income tax purposes, the Company generally will be required each year to distribute to its stockholders at least 95% of its taxable income (excluding any net capital gain and after certain adjustments). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for such year plus 95% of its capital gain net income for such year plus 100% of its undistributed income from prior taxable years.

    The Company intends to make distributions to its stockholders to comply with the 95% distribution requirement of the Code and to avoid the nondeductible excise tax described above. The Company anticipates that cash flow from operations, including its share of distributions from the Operating Partnership, will be sufficient to enable it to pay its operating expenses and meet the distribution requirements of a REIT, but no assurance can be given that this will be the case. In addition, differences in timing between (i) the actual receipt of income and the actual payment of expenses and (ii) the inclusion of such income and the deduction of such expenses in arriving at taxable income of the Company could leave the Company without sufficient cash to enable it to meet the REIT distribution requirements. Similarly, if the IRS were to determine that the Company had failed to comply with the 95% distribution requirement of the Code for any taxable year, under certain circumstances, the Company would be able to rectify that failure by paying "deficiency dividends" to its stockholders, as well as interest to the IRS, in a later taxable year. The amount of any such "deficiency dividends" and interest could exceed the Company's available cash. Accordingly, the Company could be required to borrow funds or liquidate investments on adverse terms to comply with such requirements. The requirement to distribute a substantial portion of the Company's taxable income could also cause the Company to have to distribute amounts that would otherwise be spent on future acquisitions, unanticipated capital expenditures or repayment of debt, which would require additional borrowings or sales of assets to fund the costs of such items and could restrict the Company's ability to expand at the same pace as it has historically or at a pace necessary to remain competitive.

FAILURE OF OPERATING PARTNERSHIP TO QUALIFY AS A PARTNERSHIP FOR FEDERAL INCOME
  TAX PURPOSES

    The Company believes that the Operating Partnership has been organized as a partnership and qualifies for treatment as such for federal income tax purposes. If the Operating Partnership failed to qualify as a partnership for federal income tax purposes and were instead taxable as a corporation, the Company would cease to qualify as a REIT because of its inability to satisfy the REIT gross income and asset tests (as set forth in the Code), and the Operating Partnership would be subject to federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates. The imposition of a corporate tax on the Operating Partnership would also reduce the amount of cash available for distribution to the Company and its stockholders.

LIMITS ON CHANGES IN CONTROL

    Certain provisions of the Company's charter (the "Charter") and bylaws (the "Bylaws") may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for the Company and may therefore inhibit a change in control of the Company. For example, such provisions may (i) deter tender offers for shares of the Company's stock, which offers may be attractive to stockholders or (ii) deter purchases of large blocks of shares of the Company's stock, thereby limiting the opportunity for stockholders to receive a premium for their shares over then-prevailing market prices. These provisions include the following:

    LIMITS ON OWNERSHIP OF STOCK. For the Company to maintain its qualification as a REIT for federal income tax purposes, not more than 50% in value of the outstanding shares of stock of the Company may be owned, actually or constructively (under the applicable attribution rules of the Code), by five or fewer individuals (as defined in the Code to include certain tax-exempt entities other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year of the Company (the "five or fewer requirement"). For taxable years of the Company beginning on or after January 1, 1998, however, the Company's failure to satisfy the five or fewer requirement would no longer result in the Company's disqualification as a REIT so long as the Company has otherwise complied with the requirements under the Code and the applicable Treasury Regulations for ascertaining the actual ownership of its outstanding shares of stock and maintaining records of such ownership, and the Company did not know, and would not have known by exercising reasonable diligence, that it actually failed to meet the five for fewer requirement. In addition, if the Company, or an actual or constructive owner of 10% or more of the Company, actually or constructively (under the applicable attribution rules of the Code) owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or indirectly through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code.

    The Charter, as amended and restated on September 23, 1997, and the Bylaws contain certain restrictions on the ownership and transfer of shares of Common Stock and Preferred Stock that are intended to prevent concentration of stock ownership and thus to protect the Company against the risk of losing its REIT status. These restrictions limit any person from acquiring actual or constructive ownership of more than 9.9% (the "Aggregate Stock Ownership Limit") in value of the outstanding shares of stock of the Company. The Board of Directors, in its sole discretion, may exempt a proposed transferee from the Aggregate Stock Ownership Limit. However, the Board of Directors may not grant an exemption from the Aggregate Stock Ownership Limit to any proposed transferee whose actual or constructive ownership of more than 9.9% in value of the outstanding shares of stock of the Company would result in the termination of the Company's status as a REIT under the Code. These restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to continue to qualify as a REIT under the Code. The Aggregate Stock Ownership Limit may delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for shares of the Company's stock or otherwise be in the best interests of the stockholders.

    Prior to the amendment and restatement of the Charter in 1997, the restrictions described above were contained only in the Bylaws, and the Charter contained other more general restrictions on the ownership and transfer of shares of the Company's stock. Although the Company believes that it has satisfied the five or fewer requirement and the REIT gross income tests for each of its taxable years commencing with its taxable year ended December 31, 1993, the restrictions in the Charter prior to its amendment and the restrictions in the Bylaws did not ensure that the Company in fact satisfied these requirements, primarily because the provisions in the Charter did not operate automatically to void any attempted transfer, acquisition or ownership of shares of the Company's stock that would result in the disqualification of the Company as a REIT, but instead required the Company's Board of Directors to take action to prohibit or deem to be null and void any such attempted transfer, acquisition or ownership of such shares or to purchase or redeem any such shares. Particularly after the shares of Common Stock became publicly traded, the Board of Directors may not have become aware of attempted transfers, acquisitions or ownership of Common Stock that would cause the Company to fail to qualify as a REIT. Moreover, the restrictions on ownership and transferability contained in the Bylaws may not be enforceable against holders of Common Stock who became holders prior to the time that the restrictions were added to the Bylaws in February 1997. If the Company failed to qualify as a REIT with respect to any of its taxable years commencing prior to January 1, 1998, the Company's status as a REIT would have terminated. As a result, the Company would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders, and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates.

    ISSUANCE OF ADDITIONAL STOCK. The Charter authorizes the Board of Directors to issue authorized but unissued shares of Common Stock and Preferred Stock and to classify any unissued shares of Preferred Stock and to reclassify any previously classified but unissued shares of any series of which no shares have been issued. Prior to issuance of shares of each series, the Board of Directors is required by the Maryland General Corporation Law, as amended ("MGCL"), and the Charter to set, subject to the provisions of the Charter regarding restriction on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for Common Stock or otherwise be in the best interest of the stockholders. As of March 2, 1998, there were 10,000,000 authorized but unissued shares of Preferred Stock and no shares of Preferred Stock outstanding; the Company has no present plans to issue any shares of Preferred Stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF MARYLAND LAW AND THE CHARTER AND
  BYLAWS

    As more fully described below, the business combination provisions and the control share acquisition provisions of the MGCL, the provisions of the Charter on removal of directors, and the advance notice provisions of the Bylaws could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest. The following paragraphs summarize certain anti-takeover effects of each of these items.

    CLASSIFIED BOARD OF DIRECTORS. The Charter authorizes the Company to have a Board of Directors with three classes, each class of directors serving staggered three-year terms. Although the Company currently has no intention of implementing a classified Board of Directors, the Board of Directors would have the discretion to do so at any time pursuant to the Charter. Adoption of a classified board of directors could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

    REMOVAL OF DIRECTORS. Pursuant to the Charter, a director may be removed with or without cause by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes stockholders from removing incumbent directors except upon an affirmative majority vote and filling the vacancies created by such removal with their own nominees.

    BUSINESS COMBINATIONS. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination generally must be recommended by the board of directors of such corporation and approved by two super-majority votes of the stockholders. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by resolution of the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

    Therefore, the business combination provisions of the MGCL will apply to any business combination between the Company and any Interested Stockholder, unless the Board of Directors adopts a resolution exempting the Company from the business combination provisions of the MGCL or approving business combinations, either specifically or generally. The Board of Directors currently is unaware of any current or potential Interested Stockholder, so the Board of Directors has no current plans for further action with respect to these provisions.

    CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, officers or by directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or with respect to which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

    The Bylaws provide that the Company and its shares of stock shall not be governed by the control share acquisition statute. The Board of Directors may in the future amend or eliminate this provision.

POSSIBLE LOSSES NOT COVERED BY INSURANCE

    The Company carries comprehensive liability, fire, extended coverage and rental loss insurance covering all of the Properties, with policy specifications and insured limits that the Company believes are adequate and appropriate under the circumstances. There are, however, certain types of losses that are not generally insured because it is not economically feasible to insure against such losses. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in the Property, as well as the anticipated future revenue from the Property and, in the case of debt with recourse to the Company, would remain obligated for any mortgage debt or other financial obligations related to the Property. Any such loss would materially adversely affect the Company.

POSSIBLE ENVIRONMENTAL LIABILITIES

    Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure properly to remediate the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such site.

EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

    One of the factors that will influence the market price of the Common Stock in public markets will be the distribution rate on the Common Stock. To the extent distribution rates do not increase sufficiently in response to increasing market interest rates, such an increase in interest rates may adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be used for the acquisition and development of additional office properties, as suitable opportunities arise, for the repayment of certain outstanding indebtedness at such time, for capital improvements to property and for working capital and other general corporate purposes.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

    The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 was 5.28, 2.61, 2.05, 1.85 and 3.40, respectively.

    The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before gains from sales of property and extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized), the amortization of debt issuance costs and rental expense deemed to represent interest expense. The Company did not have any preferred stock dividend requirements at any time during the five-year period ended December 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary of the terms of the stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter and the Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus forms a part. See "Available Information."

GENERAL

    The Charter provides that the Company may issue up to 60,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. As of March 2, 1998, 15,841,027 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation's debts or obligations.

COMMON STOCK

    Subject to the preferential rights of any other class or series of stock and to the provisions of the Charter regarding the restrictions on transfer of stock, holders of shares of Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

    Subject to the provisions of the Charter regarding the restrictions on transfer of stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

    Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Charter regarding the restrictions on transfer of stock, shares of Common Stock will have equal dividend, liquidation and other rights.

    Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Charter provides that such transactions shall be effective and valid if taken or authorized by the affirmative vote of stockholders holding a majority of all of the votes entitled to be cast on the matter.

    The Charter authorizes the Board of Directors to reclassify any unissued shares of Common Stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

PREFERRED STOCK

    The Charter authorizes the Board of Directors to classify any unissued shares of Preferred Stock and to reclassify any previously classified but unissued shares of any series of which no shares have been issued. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Charter to set, subject to the provisions of the Charter regarding restriction on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. The Board of Directors could authorize the issuance of additional shares of Preferred Stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest. As of March 2, 1998, no shares of Preferred Stock were outstanding and the Company has no present plans to issue any Preferred Stock.

POWER TO ISSUE ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK

    The Company believes that the power of the Board of Directors to issue additional authorized but unissued shares of Common Stock or Preferred Stock and to classify or reclassify unissued shares of Common or Preferred Stock and thereafter to cause the Company to issue such classified or reclassified shares of stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no intention at the present time of doing so, it could authorize the Company to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

RESTRICTIONS ON TRANSFER

    For the Company to qualify as a REIT under the Code, its shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% in value of the outstanding shares of stock may be owned, actually or constructively (under the applicable attribution rules of the Code), by five or fewer individuals (as defined in the Code to include certain tax-exempt entities other than, in general, qualified domestic pension plans) at any time during the last half of any taxable year of the Company (other than the first year for which an election to be a REIT has been made). For taxable years of the Company beginning after January 1, 1998, however, the Company's failure to satisfy this requirement that the Company not be "closely held" would no longer result in the Company's disqualification as a REIT so long as the Company has otherwise complied with the requirements under the Code and the applicable Treasury Regulations for ascertaining the actual ownership of its outstanding shares of stock and maintaining records of such ownership, and the Company did not know, and would not have known by exercising reasonable diligence, that it actually failed to satisfy the requirement.

    Because the Board of Directors believes it is at present essential for the Company to qualify as a REIT, the Charter, subject to certain exceptions, contains certain restrictions on the number of shares of stock of the Company that a person may own. The Charter prohibits any person from acquiring or holding, actually or constructively, shares of stock in excess of 9.9% in value of the aggregate of the outstanding shares of stock of the Company (the "Aggregate Stock Ownership Limit").

    The Company's Board of Directors, in its sole discretion, may exempt a person from the Aggregate Stock Ownership Limit (an "Excepted Holder"). However, the Board of Directors may not grant such an exemption to any person whose actual or constructive ownership of more than 9.9% in value of the outstanding shares of stock of the Company would result in the Company being "closely held" within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT. In order to be considered by the Board of Directors as an Excepted Holder, a person also must not own, actually or constructively, an interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company) that would cause the Company to own, actually or constructively, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of the Board of Directors that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the Trust (as defined below). The Board of Directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, in order to determine or ensure the Company's status as a REIT.

    The Charter further prohibits (a) any person from beneficially or constructively owning shares of stock of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT and (b) any person from transferring shares of stock of the Company if such transfer would result in shares of stock of the Company being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of stock of the Company that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of stock of the Company that resulted in a transfer of such shares to the Trust, is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to continue to qualify as a REIT.

    If any transfer of shares of stock of the Company occurs which, if effective, would result in any person beneficially or constructively owning shares of stock of the Company in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of shares of stock of the Company the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the "Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the Charter) prior to the date of such violative transfer. Shares of stock held in the Trust shall be issued and outstanding shares of stock of the Company. The Prohibited Owner shall not benefit economically from ownership of any shares of stock held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of stock held in the Trust. The trustee of the Trust (the "Trustee") shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Company that shares of stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of stock held in the Trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the Trust, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Company that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if the Company has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote.

    Within 20 days of receiving notice from the Company that shares of stock of the Company have been transferred to the Trust, the Trustee shall sell the shares of stock held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Charter. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Charter) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to the discovery by the Company that shares of stock have been transferred to the Trust, such shares are sold by a Prohibited Owner, then
(i) such shares shall be deemed to have been sold on behalf of the Trust and
(ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Trustee upon demand.

    In addition, shares of stock of the Company held in the Trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the Trustee has sold the shares of stock held in the Trust. Upon such a sale to the Company, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

    All certificates representing shares of stock of the Company will bear a legend referring to the restrictions described above.

    Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of the Company's stock, including shares of Common Stock, within 30 days after the end of each taxable year, is required to give written notice to the Company stating the name and address of such owner, the number of shares of each class and series of stock of the Company which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such beneficial ownership on the Company's status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit. In addition, each stockholder shall upon demand be required to provide to the Company such information as the Company may request, in good faith, in order to determine the Company's status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

    These ownership limits could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for shares of stock of the Company or otherwise be in the best interests of the stockholders.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Securities is Gemisys Corporation.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of the taxation of the Company and the material federal income tax considerations that may be relevant to a prospective holder of Securities is for general information only and does not constitute tax advice. The summary sets forth the federal income tax consequences that are likely to be material to a holder of Securities and has been prepared by Jones, Day, Reavis & Pogue, special counsel to the Company. The tax treatment of a holder of Securities will vary depending upon the holder's particular situation, and the discussion contained herein does not purport to address all aspects of federal income taxation that may be relevant to particular holders in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt entities, financial institutions, broker-dealers in securities or currencies or persons that hold Securities that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction) subject to special treatment under the federal income tax laws. The discussion further assumes that Securities will be held as capital assets by the holders thereof. Moreover, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to a prospective holder of Securities.

    The statements in this discussion and the opinion of Jones, Day, Reavis & Pogue set forth below are based on the provisions of the Code, existing, temporary, and proposed Treasury Regulations promulgated thereunder, the legislative history of the Code, administrative rulings and practices of the Internal Revenue Service (the "IRS"), and judicial decisions, all as in effect on April 1, 1998. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes. As used in this section, the term "Company" refers solely to Great Lakes REIT, Inc., and does not include the Operating Partnership.

    If the Company offers one or more series of Preferred Stock, there may be tax consequences for the holders of such Preferred Stock not discussed herein. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.

    PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND SALE OF SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

    The Company elected to be taxed as a REIT commencing with its taxable year ended December 31 1993, and the Company believes that, commencing with its taxable year ended December 31, 1993, it has been organized and has operated in such a manner so as to qualify for taxation as a REIT under Sections 856 through 860 of the Code and the applicable Treasury Regulations promulgated thereunder, which together set forth the requirements for qualifying as a REIT. The Company intends to remain organized and to continue to operate in such a manner so as to qualify for taxation as a REIT for federal income tax purposes in the future, but no assurance can be given that the Company has so qualified or will be able to remain so qualified.

    The Code sections and Treasury Regulations relating to the federal income tax treatment of REITs and their stockholders are highly technical and complex. The following discussion sets forth only the material aspects of those provisions. This summary is qualified in its entirety by the applicable Code sections, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof.

    The Taxpayer Relief Act of 1997 (the "1997 Act") made certain changes to the Code sections governing the federal income taxation of REITs and their stockholders, which are generally effective for the Company's taxable years beginning on or after January 1, 1998. Some of these changes may be material to a holder of Securities and are discussed below.

    Jones, Day, Reavis & Pogue has acted as special counsel to the Company in connection with the Registration Statement. In the opinion of Jones, Day, Reavis & Pogue, commencing with the Company's taxable year ended December 31, 1993, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company's proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for its subsequent taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the IRS or any court. It must also be emphasized that the opinion of Jones, Day, Reavis & Pogue is based upon various assumptions and certain representations made by the Company as to factual matters relating to the organization and operation of the Company and the

Operating Partnership and to their business and properties as set forth in this Prospectus and in the documents incorporated herein by reference. Moreover, the Company's continued qualification and taxation as a REIT depend upon the Company's continuing ability to meet (through, among other things, actual annual operating results, asset ownership, distribution levels and diversity of stock ownership) the various qualification tests imposed by the Code discussed below. Jones, Day, Reavis & Pogue will not review the Company's compliance with these tests on an ongoing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy the requirements for qualification and taxation as a REIT. See "--Failure to Qualify."

TAXATION OF THE COMPANY

    As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its net income that it currently distributes to its stockholders. This treatment substantially eliminates the federal "double taxation" on earnings (once at the corporate level and once again at the stockholder level) that generally results from an investment in a regular corporation. Even if, however, the Company continues to qualify for taxation as a REIT, it will be subject to federal income tax in certain circumstances as follows.

    - The Company will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains.

    - Under certain circumstances, the Company may be subject to the corporate "alternative minimum tax" on its items of tax preference, if any.

    - If the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, the Company will be subject to tax on such income at the highest regular corporate rate.

    - If the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

    - If the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, the Company will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which the Company failed the 75% or the 95% test, multiplied by (ii) a fraction intended to reflect the Company's profitability.

    - If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    - If, during the 10-year period (the "Recognition Period") beginning on the first day of the first taxable year for which the Company qualified as a REIT, the Company recognizes gain on the disposition of any asset held by the Company as of the beginning of the Recognition Period, then, to the extent of the excess of (i) the fair market value of such asset as of the beginning of the Recognition Period, over (ii) the Company's adjusted tax basis in such asset as of the beginning of such Recognition Period (the "Built-In Gain"), such gain will be subject to tax at the highest regular corporate rate; PROVIDED, HOWEVER, that the Company shall not be subject to tax on recognized Built-In Gain with respect to assets held as of the first day of the Recognition Period to the extent that the aggregate amount of such recognized Built-In Gain exceeds the net aggregate amount of the Company's unrealized Built-In Gain (I.E., aggregate unrealized gains less aggregate unrealized losses) with respect to such assets as of the first day of the Recognition Period.

    - If the Company acquires any asset from any corporation which is or has been a C Corporation (I.E., generally a corporation subject to full corporate-level tax) in certain transactions in which the tax basis of the asset in the hands of the Company is determined by reference to the adjusted tax basis of the asset (or any other property) in the hands of the C corporation, and the Company subsequently recognizes gain on the disposition of such asset during the Recognition Period beginning on the date on which the asset was acquired by the Company, then the Built-In Gain with respect to such asset will be subject to tax at the highest regular corporate rate.

REQUIREMENTS FOR QUALIFICATION

    ORGANIZATIONAL REQUIREMENTS. The Code defines a REIT as a corporation, trust, or association (i) which is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for compliance with Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain special provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) at any time during the last half of any taxable year of the Company, not more than 50% in value of the outstanding stock of which is owned, actually or constructively (under the applicable attribution rules of the Code), by or for five or fewer individuals (as defined in the Code to include certain tax-exempt entities other than, in general, qualified domestic pension funds); (vii) which complied, for its taxable years beginning on or prior to August 5, 1997, with certain record keeping requirements of the Code and the Treasury Regulations promulgated thereunder; and (viii) which meets certain other tests, described below, regarding the nature of its gross income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. As a result of changes made by the 1997 Act, for taxable years of the Company beginning on or after January 1, 1998, the Company will be treated as having satisfied condition (vi) so long as it has otherwise complied with the requirements under the Code and the applicable Treasury Regulations for ascertaining the actual ownership of its outstanding shares of stock and maintaining records of such ownership, and the Company did not know, and would not have known by exercising reasonable diligence, that it actually failed to meet the condition.

    The Company believes that it has satisfied the conditions set forth above for each of its taxable years commencing with the taxable year ended December 31, 1993, and that it will continue to do so. With respect to the stock ownership requirements described in (v) and (vi) above, the Company's Charter and Bylaws provide for restrictions on the ownership and transfer of shares of Common Stock and Preferred Stock that are intended to assist the Company in continuing to satisfy these requirements. Such ownership and transfer restrictions are described above under the heading "Description of Capital Stock--Restrictions on Transfer." It should be emphasized that the restrictions in the Charter, prior to its amendment and restatement in September 1997, and the restrictions in the Bylaws did not ensure that the Company in fact satisfied the stock ownership requirements described above for its taxable years commencing prior to January 1, 1998, primarily because the provisions in the Charter did not operate automatically to void any attempted transfer, acquisition or ownership of shares of the Company's stock that would result in the disqualification of the Company as a REIT but instead required the Company's Board of Directors to take action to prohibit or deem to be null and void any such attempted transfer, acquisition or ownership of such shares or to purchase or redeem any such shares. Particularly after the shares of Common Stock of the Company became publicly traded, the Board of Directors may not have become aware of attempted transfers, acquisitions or ownership of Common Stock that would cause the Company to fail to qualify as a REIT. Moreover, the restrictions on ownership and transferability contained in the Bylaws may not be enforceable against holders of Common Stock who became holders prior to the time that the restrictions were added to the Bylaws in February 1997. If the Company failed to satisfy the stock ownership requirements for any of its taxable years commencing prior to January 1, 1998, the Company's status as a

REIT would have terminated, and the Company would not have been able to prevent such termination. See "--Failure to Qualify."

    QUALIFIED REIT SUBSIDIARIES. The Company has a number of wholly owned subsidiaries. Section 856(i) of the Code provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" will be treated as assets, liabilities and items (as the case may be) of the REIT. Thus, in applying the requirements for REIT qualification described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items (as the case may be) of the Company. The Company believes that all of its wholly owned subsidiaries are "qualified REIT subsidiaries."

    OWNERSHIP OF A PARTNERSHIP INTEREST. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such proportionate share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Accordingly, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership and any other partnership or limited liability company in which the Company may be a direct or indirect partner or member in the future will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements for REIT qualification described herein, provided that the Operating Partnership and any other such partnerships or limited liability companies are treated as partnerships for federal income tax purposes. See "-- Partnership Classification." The Company has direct control of the Operating Partnership and has operated, and will continue to operate, it in a manner consistent with the requirements for qualification as a REIT. Actions taken by partnerships or limited liability companies in which the Company may own, directly or indirectly, an interest in the future could affect the Company's ability to satisfy the REIT gross income and asset tests and the determination of whether the Company has net income from "prohibited transactions."

    GROSS INCOME TESTS. To maintain its qualification as a REIT, the Company must satisfy two gross income requirements annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating directly to real property or mortgages on real property (including "rents from real property," which term generally includes expenses of the Company that are paid or reimbursed by tenants, and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments and from (i) dividends, (ii) interest, (iii) gain from the sale or other disposition of stock or securities, (iv) for taxable years of the Company beginning on or after January 1, 1998, amounts received with respect to certain hedging instruments that reduce interest rate risk associated with indebtedness of the Company, or (v) any combination of the foregoing. For taxable years of the Company ended on or before December 31, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of the Company's gross income (including gross income from prohibited transactions) for each such taxable year. The 1997 Act eliminated this 30% test for the Company's taxable years beginning on or after January 1, 1998.

    For purposes of satisfying the 75% and 95% gross income tests described above, rents received by the Company from a tenant will qualify as "rents from real property" only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an actual or constructive owner of 10% or more of the Company, actually or constructively owns a 10% or greater interest in such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property (subject to a 1% de minimis exception described below), other than through an independent contractor that is adequately compensated and from whom the REIT derives no revenue. The Company may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property.

    As a result of changes made by the 1997 Act, if, for taxable years of the Company beginning on or after January 1, 1998, the Company provides services to a tenant, or otherwise in relation to the management of the property, that are not usually or customarily provided in connection with the rental of space for occupancy only ("impermissible tenant services"), amounts received or accrued by the Company for any such services will not be treated as "rents from real property" for purposes of the REIT gross income tests. However, the provision of such impermissible tenant services will not cause other amounts received with respect to the same property to fail to be treated as "rents from real property" unless the amounts received or accrued in respect of the impermissible tenant services for any taxable year exceed 1% of all amounts received or accrued, directly or indirectly, by the Company during such taxable year with respect to that property. Under the literal wording of Section 856 of the Code, if the 1% threshold is exceeded, no amount received or accrued by the Company with respect to the property will qualify as "rents from real property," even if the impermissible tenant services are provided to some, but not all, of the tenants of the property. For purposes of applying this de minimis rule, the amount that the Company will be treated as having received or accrued for providing impermissible tenant services may not be less than 150% of the Company's direct cost of providing the services.

    The Company has represented that it has not and will not in the future (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant (unless the Board of Directors determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a REIT), or (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease).

    As noted above, the Charter and Bylaws provide for restrictions on the ownership and transfer of the Company's stock that are intended, in part, to assist the Company in satisfying the 75% and 95% gross income tests described above by prohibiting owners of interests in a Related Party Tenant from owning shares of stock of the Company if such stock ownership would jeopardize the Company's status as a REIT. Prior to its amendment and restatement in September 1997, the provisions of the Charter, however, did not operate automatically to prohibit the ownership of shares of the Company's stock that would result in the disqualification of the Company as a REIT, but instead required the Board of Directors to take action to prohibit or deem to be null and void any such ownership of shares of stock or to purchase or redeem any such shares. Although the Company believes that it has not in the past and does not currently rent any property to a Related Party Tenant, there can be no assurance that, prior to its taxable year commencing on January 1, 1998, the Board of Directors would have become aware of ownership of stock by persons whose ownership of interests in Related Party Tenants could have jeopardized the Company's status as a REIT. Moreover, the restrictions on ownership contained in the Bylaws were adopted in February 1997 and may not be enforceable against holders of Common Stock who acquired such shares prior to the adoption of these Bylaw provisions.

    The Company has performed and will in the future perform certain services with respect to the Properties for certain of its tenants. The Company believes that the services it provides to tenants are usually and customarily rendered in the geographic market of the Properties in connection with the rental of space for occupancy only, and, accordingly, that the provision of such services has not caused, and will not in the future cause, the rents received with respect to the Properties to fail to qualify as "rents from real property" for purposes of the 75% and 95% gross income tests described above. In the case of any services provided to tenants that are not "usual and customary," the Company has represented that either it has employed and intends to continue to employ qualifying independent contractors to provide such services or that the amounts received from the provision of such services fall within the 1% de minimis rule described above.

    The Company has received and will in the future receive fees for services, or payments in the form of reimbursements for expenses incurred in the performance of services, in either case provided to the Operating Partnership. Although the law is not entirely clear, because the Company has a significant capital interest directly and indirectly in the Operating Partnership, the amount of such fees and reimbursements that is apportioned to the capital interest of the Company in the Operating Partnership should not be treated as a separate item of income and should be disregarded for purposes of the 75% and 95% gross income tests. The amount of such fees and reimbursements, on the other hand, that is apportioned to the capital interests of other partners in the Operating Partnership will generally result in nonqualifying income to the Company under the 75% and 95% gross income tests. In addition, the Company has received and will continue in the future to receive a de minimis amount of management fees in exchange for the performance of certain services with respect to properties that are owned entirely by third parties. All such third-party management fees will constitute nonqualifying income for purposes of the 75% and 95% gross income tests.

    The Company believes that the aggregate amount of nonqualifying income (including such fees and reimbursements) in any taxable year has not exceeded and will not in any future taxable year exceed the limits on non-qualifying income under the 75% or 95% gross income tests. The Company intends to carefully monitor its compliance with the 75% and 95% gross income tests. Should the potential amount of non-qualifying income of the Company in the future create a risk as to the qualification of the Company as a REIT, the Company intends to take action to avoid non-qualification as a REIT.

    The Company believes that it has satisfied the three gross income tests then in effect for each of its taxable years during the period commencing with its taxable year ended December 31, 1993 and ending with its taxable year ended December 31, 1997. The Company intends to operate in a manner that will enable it to continue to satisfy, consistent with the 1997 Act, the 75% and the 95% gross income tests in the future.

    If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if (i) the Company's failure to meet such test(s) was due to reasonable cause and not willful neglect, (ii) the Company attaches a schedule of the sources of its income to its federal income tax return for such taxable year, and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether, in all circumstances, the Company would be entitled to the benefit of these relief provisions. For example, if the Company failed to satisfy the gross income tests because non-qualifying income that the Company intentionally earned exceeded the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. If these relief provisions were inapplicable to a particular set of circumstances involving the Company, the Company would cease to qualify as a REIT. As discussed above in "--Taxation of the Company," even if these relief provisions applied, a 100% tax would still be imposed on the greater of the amount by which the Company failed the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. No similar mitigation provision would apply to provide relief if the Company failed to satisfy the 30% income test for a taxable year ended on or before December 31, 1997, and in such case, the Company would have ceased to qualify as a REIT. See "--Failure to Qualify."

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships (or limited liability companies taxable as partnerships for federal income tax purposes) in which the Company or one of its qualified REIT subsidiaries owns an interest, and (ii) stock or debt instruments purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company and held for not more than one year following the receipt by the Company of such proceeds), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for interests in the Operating Partnership, any other partnership (or limited liability company taxable as a partnership for federal income tax purposes) in which the Company may or may be deemed to be a direct or indirect partner (or member) in the future, and any qualified REIT subsidiary of the Company).

    For purposes of the three asset tests, the Company is deemed to own its proportionate share of the assets of the Operating Partnership and any other partnership (or limited liability company taxable as a partnership for federal income tax purposes) in which the Company may or may be deemed to be a direct or indirect partner (or member) in the future and 100% of the assets of each of its qualified REIT subsidiaries. The Company's actual ownership interests in those entities are disregarded.

    After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failing to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the Company's increasing its interest in the Operating Partnership), the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company believes that it has satisfied the requirements of the three asset tests described above for all relevant periods commencing with its taxable year ended December 31, 1993. The Company has further represented that it has maintained and intends to continue to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

    ANNUAL DISTRIBUTION REQUIREMENTS. To maintain its qualification as a REIT, the Company is required to distribute dividends (other than capital gain dividends) qualifying for the dividends paid deduction (as defined in Section 561 of the Code) to its stockholders each year in an amount at least equal to
(i) the sum of (A) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) plus
(B) 95% of the net income (after tax), if any, from foreclosure property, minus
(ii) the sum of certain items of non-cash income. In addition, if the Company disposes of any asset during its Recognition Period, the Company will be required to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its federal income tax return for such year and if paid on or before the first regular dividend payment after such declaration.

    To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amounts at regular ordinary or capital gains corporate tax rates, as the case may be. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, plus (iii) any undistributed taxable income from prior years, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    The Company believes that it has made timely distributions sufficient to satisfy all of the annual distribution requirements for each of its taxable years commencing with its taxable year ended December 31, 1993. Prior to January 1, 1996, however, the Company maintained a dividend reinvestment and share purchase plan pursuant to which shares of Common Stock were issued to certain of the then existing stockholders of the Company. The IRS may challenge certain operational aspects of the plan, and, if successful, such a challenge would result in the Company having to pay "deficiency dividends" (as further discussed below) to its stockholders, as well as interest to the IRS, to maintain the Company's status as a REIT. While the amount of such "deficiency dividends" and interest could be significant, the Company anticipates that it would be able to obtain funds to pay these amounts from borrowings or other sources. For purposes of its opinion regarding the Company's qualification as a REIT, Jones, Day, Reavis & Pogue, special counsel to the Company, has assumed that in the event of a successful challenge by the IRS, the Company would have sufficient funds to pay and would use such funds to pay the amount of such "deficiency dividends" and interest in a timely manner.

    The Company intends to continue to make timely distributions sufficient to satisfy all of the annual distribution requirements for its current and future taxable years. In this regard, the Partnership Agreement requires the Company, as general partner, to use its best efforts to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to the insufficiency of cash flow from the Operating Partnership in a particular year or to timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income, on the other hand. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

    RECORD KEEPING REQUIREMENTS. Pursuant to applicable Treasury Regulations, the Company must maintain certain records and request on an annual basis certain information from its stockholders of record designed to disclose the actual owners of its outstanding shares of stock. For taxable years of the Company beginning on or after January 1, 1998, if the Company were to fail to comply with these record keeping requirements, it would be subject to a $25,000 penalty ($50,000 in the case of an intentional violation) for each year of non-compliance, subject to an exception if the Company were able to demonstrate that its failure to comply was due to reasonable cause and not willful neglect. For taxable years ended on or before December 31, 1997, noncompliance would have resulted in the Company's failure to qualify as a REIT. See "--Requirements for Qualification Organizational Requirements." The Company has represented that it has complied with these record keeping requirements and intends to continue to comply with such requirements in the future.

    PARTNERSHIP ANTI-ABUSE RULES. Treasury Regulations have been promulgated under the partnership provisions of the Code that permit the IRS to recharacterize transactions involving partnerships that purport to create tax advantages that are inconsistent with the intent of the partnership provisions of the Code. The scope and intended application of these Treasury Regulations are unclear. Nonetheless, although the matter is not free from doubt, Jones, Day, Reavis & Pogue believes that these Treasury Regulations do not adversely affect the Company's ability to qualify as a REIT.

    PENALTY TAX ON PROHIBITED TRANSACTIONS. Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including the Company's share of any such gain realized by the Operating Partnership) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT for taxable years of the Company commencing prior to January 1, 1998. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties (and other properties) and to make such occasional sales of the Properties as are consistent with such investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered inventory or other property held primarily for sale to customers in the ordinary course of a trade or business and that the amount of income from prohibited transactions, if any, will not be material. There can be no assurance, however, that the IRS might not contend that one or more of such sales is subject to the 100% penalty tax. See "--Taxation of the Company."

FAILURE TO QUALIFY

    If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be required to be made and, if made, will not be deductible by the Company. As a result, the Company's failure to qualify as a REIT will reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to the Company's stockholders will be taxable as ordinary income dividends to the extent of the Company's then current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be ineligible for qualification as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to determine whether the Company would be entitled to such statutory relief in all circumstances.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

    As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock or Preferred Stock (collectively, the "Shares") who (for U.S. federal income tax purposes) is (i) a citizen or resident alien individual of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the trust's substantial decisions.

    DISTRIBUTIONS GENERALLY. As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations.

    Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held such holder's Shares. U.S. Stockholders that are corporations will not be eligible for the dividends-received deduction with respect to such dividends and, further, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

    The 1997 Act made significant changes to the taxation of capital gains recognized by individuals, trusts and estates. In November 1997, the IRS issued Notice 97-64, which provides generally that the Company may classify portions of its designated capital gain dividends for taxable years ending on or after May 7, 1997, as (i) a 20% rate gain distribution (taxable as long-term capital gain in the 20% group), (ii) an unrecaptured section 1250 gain distribution (taxable as long-term capital gain in the 25% group), or (iii) a 28% rate gain distribution (taxable as long-term capital gain in the 28% group). For a discussion of the 20%, 25% and 28% tax rates applicable to individuals, estates and trusts, see "--Taxation of Taxable U.S. Stockholders--1997 Act Changes to Capital Gains Rates." If the Company makes no designation, the entire amount of any designated capital gain dividend will be treated as long-term capital gain taxable at a rate of 28%. IRS Notice 97-64 also provides that the Company must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computations required by Section 1(h) of the Code as if the Company were an individual whose ordinary income was subject to a marginal federal income tax rate of at least 28%. Finally, the Notice provides that the Company's capital gain designations will only be effective to the extent that such designations comply with the principles of Revenue Ruling 89-81, which require that distributions made with respect to different classes of shares not be composed disproportionately of dividends of a particular type.

    To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted tax basis that such U.S. Stockholder has in such holder's Shares by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted tax basis in such holder's Shares taxable as capital gains. For purposes of determining the portion of distributions made with respect to separate classes of Shares that will be treated as dividends for federal income tax purposes, current and accumulated earnings and profits of the Company will be allocated first to distributions resulting from priority rights of shares of Preferred Stock before being allocated to other distributions. Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. U.S. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

    The Company will be treated as having sufficient earnings and profits to treat as dividends all distributions made by the Company during a calendar year that are not in excess of the amount required to be distributed by the Company for such year in order to avoid the imposition of the 4% excise tax discussed above. See "--Requirements for Qualification--Annual Distribution Requirements." Moreover, any "deficiency dividends" paid by the Company will be treated as dividends (either ordinary or capital gain dividends, as the case may be) for tax purposes, without regard to the amount of the Company's current and accumulated earnings and profits. As a result, U.S. Stockholders may be required to treat as taxable dividends certain distributions made by the Company that would otherwise result in a tax-free return of capital.

    Distributions received from the Company and gain arising from the sale or other disposition by a U.S. Stockholder of Shares will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions received from the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest deduction limitation. Gain arising from the sale or other disposition of Shares, however, will not be treated as investment income unless the U.S. Stockholder elects to reduce the amount of such holder's total net capital gain eligible for the maximum applicable capital gains rate by the amount of such gain with respect to the Shares.

    UNDISTRIBUTED NET CAPITAL GAINS. As a result of changes made by the 1997 Act, for the Company's taxable years beginning on or after January 1, 1998, the Company will have greater flexibility to retain, rather than distribute as capital gain dividends, its net long-term capital gains, although the Company will still be required to pay tax on such retained amounts. See "--Requirements for Qualification--Annual Distribution Requirements." If the Company so elects to retain its net long-term capital gains, U.S. Stockholders holding Shares as of the close of the Company's taxable year will be required to include in their income as long-term capital gains their proportionate share of such amount of the undistributed net long-term capital gains as the Company may designate in a written notice mailed to its stockholders within 60 days after the close of its taxable year. The Company may not designate an amount in excess of the Company's undistributed net capital gain for the year. Each U.S. Stockholder required to include in income such holder's proportionate share of such designated undistributed net capital gains would be deemed to have paid, in the taxable year of the inclusion, the tax paid by the Company in respect of such proportionate share of the designated amount, and would be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such holder. Each such U.S. Stockholder would also be entitled to increase such holder's adjusted tax basis in such holder's Shares by the excess of the amount of such includible gains over the amount of the tax deemed paid by such holder in respect of such gains. The earnings and profits of the Company, as well as the earnings and profits of any U.S. Stockholder that is a corporation, would be appropriately adjusted to take account of the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

    SALE OR OTHER DISPOSITION OF SHARES. Upon any sale or other disposition of Shares, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition, and (ii) the holder's adjusted tax basis in such Shares. For sales or other dispositions after July 28, 1997, such gain or loss in the case of an individual, trust or estate will be mid-term capital gain or loss if the Shares have been held for more than one year but not more than 18 months and long-term capital gain or loss if such Shares have been held for more than 18 months. Gain or loss in the case of a corporation will be long-term gain or loss if the Shares have been held for more than one year. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of Shares that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains. In the case of a U.S. Stockholder that is an individual, trust or estate, the long-term capital loss will be apportioned among the applicable long-term capital gain groups to the extent that distributions received by such U.S. Stockholder were previously so treated.

    1997 ACT CHANGES TO CAPITAL GAINS RATES. As previously noted, the 1997 Act made significant changes to the taxation of capital gains recognized by individuals, trusts and estates. Pursuant to the 1997 Act, the maximum rate of tax on long-term capital gains (I.E., gains from the sale or exchange of capital assets held for more than 18 months) of individuals, trusts and estates has been reduced from 28% to 20%. The maximum rate of tax on mid-term capital gains (I.E., gains from the sale or exchange of capital assets held for more than one year but not more than 18 months) of such persons remains at 28%. The 1997 Act also provides for a maximum rate of 25% for "unrecaptured Section 1250 gain" (I.E., gain attributable to the depreciation of Section 1250 property) of individuals, trusts and estates, special rules for "qualified 5-year gain," and certain other changes to prior law. Even lower rates apply for taxpayers in the 15% marginal federal income tax bracket. The new rates for individuals, trusts, and estates apply generally to sales or other dispositions after May 6, 1997, although the changes in the long-term holding period are effective for sales after July 28, 1998. The 1997 Act does not change the taxation of capital gains recognized by corporations.

    The 1997 Act authorizes the IRS to prescribe such regulations as may be appropriate to apply the new capital gains tax rates to sales or exchanges of capital assets by "pass-thru" entities, such as a REIT, and to sales or exchanges of interests in such entities, but no such regulations have been promulgated to date. For a discussion of how the new capital gains rules are to apply to the taxation of distributions by the Company to its U.S. Stockholders designated as capital gain dividends, see "--Taxation of Taxable U.S. Stockholders--Distributions Generally" above. U.S. Stockholders are urged to consult with their own tax advisors with respect to the new capital gains rules in the 1997 Act.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. The Company will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld on such dividends, if any. Under the federal income tax backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, is able to demonstrate this fact to the Company, or (b) provides a taxpayer identification number, certifies that such holder is not subject to backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with such holder's correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Stockholder's federal income tax liability. In addition, the Company may be required to withhold a portion of capital gain dividends paid to any stockholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Stockholders--Backup Withholding and Information Reporting."

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    The IRS has issued a published revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Based on that ruling and the analysis contained therein, distributions made by the Company to, as well as gain from the sale or other disposition of Shares by, a U.S. Stockholder that is a tax-exempt entity (such as an individual retirement account (an "IRA") or a 401(k) plan, but excluding certain types of tax-exempt entities dealt with below) should not constitute UBTI unless such tax-exempt U.S. Stockholder has financed the acquisition of its Shares with "acquisition indebtedness" and the Shares are thus treated as "debt-financed property" within the meaning of
Section 514 of the Code, or such Shares are used in an unrelated trade or business conducted by such tax-exempt stockholder.

    Special rules apply to tax-exempt U.S. Stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, of the Code. In the case of these tax-exempt U.S. Stockholders, distributions made by the Company and gain from the sale or other disposition of Shares will generally constitute UBTI unless the tax-exempt stockholder is able properly to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income and gain generated by its investment in Shares. Such prospective tax-exempt investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

    Special rules also apply to certain tax-exempt pension trusts (including 401(k) plans but excluding IRAs or government pension plans) that own more than 10% (by value) of the interests in a "pension-held REIT" at any time during a taxable year. Such a pension trust must treat a certain percentage of all distributions received from the REIT during the year as UBTI. The percentage is equal to the ratio of the

REIT's gross income (less direct expenses related thereto) derived from the conduct of unrelated trades or businesses determined as if the REIT were itself a tax-exempt pension trust, to the REIT's gross income (less direct expenses related thereto) from all sources. The special rules will not apply to require a pension trust to recharacterize a portion of its distributions received from the REIT as UBTI unless the percentage computed is at least 5%.

    A REIT will be treated as a "pension-held REIT" only if the REIT is predominantly held by tax-exempt pension trusts and if the REIT would otherwise fail to satisfy the "five or fewer" stock ownership requirement discussed above, see "--Requirements for Qualification--Organizational Requirements," if the stock of the REIT held by such tax-exempt pension trusts were not treated (under
Section 856(h)(3) of the Code) as being held directly by their respective beneficiaries (instead of by the trusts themselves). A REIT is predominantly held by tax-exempt pension trusts if at least one tax-exempt pension trust holds more than 25% (by value) of the interests in the REIT or if one or more tax-exempt pension trusts (each of which owns more than 10% (by value) of the interests in the REIT) own in the aggregate more than 50% (by value) of the interests in the REIT. The provisions requiring tax-exempt pension trusts to treat a portion of distributions received from a REIT as UBTI will not apply to the Company if it is able to satisfy the "five or fewer" stock ownership requirement without relying upon the "look-through" exception for tax-exempt pension trusts. The Company does not expect to be classified as a "pension-held REIT." Because, however, the Common Stock is publicly traded, no assurance can be given that the Company will not in fact be classified as a "pension-held REIT" in the future.

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing United States federal income taxation of the ownership and disposition of Shares by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships, or foreign trusts or estates (collectively, "Non-U.S. Stockholders") are highly complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of such holder's particular circumstances. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on an investment in Shares, including any reporting requirements.

    In general, a Non-U.S. Stockholder will be subject to regular U.S. federal income taxation with respect to such holder's investment in Shares in the same manner as a U.S. Stockholder (I.E., at graduated rates on a net basis, after allowance of deductions) if such investment is "effectively connected" with the conduct by such Non-U.S. Stockholder of a trade or business in the United States (or, if an income tax treaty applies, is attributable to a permanent establishment maintained by such Non-U.S. Stockholder in the United States). A Non-U.S. Stockholder that is a corporation and that receives income with respect to its investment in Shares that is (or is treated as) "effectively connected" with the conduct of a trade or business in the United States (or attributable to a United States permanent establishment) may also be subject to the 30% branch profits tax imposed under Section 884 of the Code, which is payable in addition to the regular U.S. corporate income tax. The following discussion addresses only the U.S. federal income taxation of Non-U.S. Stockholders whose investment in Shares is not "effectively connected" with the conduct of a trade or business in the United States (or attributable to a United States permanent establishment). Prospective investors whose investment in Shares may be "effectively connected" with the conduct of a United States trade or business (or attributable to a United States permanent establishment) should consult their own tax advisors as to the tax consequences thereof.

    DISTRIBUTIONS GENERALLY. Distributions made by the Company to a Non-U.S. Stockholder that are neither attributable to gain from the sale or exchange by the Company of United States real property interests (as discussed below) nor designated by the Company as capital gain dividends will be treated as ordinary income dividends to the extent that they are made out of current or accumulated earnings and profits of the Company. Generally, such distributions will be subject to withholding of U.S. federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such reduced rate as may be specified by an applicable income tax treaty. Under certain treaties, however, reduced withholding rates generally applicable to dividends do not apply to dividends paid by a REIT such as the Company.

    Under the Treasury Regulations currently in force, dividends paid to an address in a foreign country are generally presumed to be paid to a resident of such country (unless the payor has actual knowledge to the contrary) for purposes of determining the applicability of the withholding tax discussed above and the availability of a reduced treaty rate of withholding, if any. Under newly issued Treasury Regulations, which will become effective for payments made after December 31, 1999, however, a Non-U.S. Stockholder who wishes to claim the benefit of an applicable reduced treaty rate of withholding will be required to satisfy certain certification and other requirements, including the requirement generally to file a properly completed IRS Form W-8 with the Company, the paying agent, or such other entity as may be required to withhold tax. The new Treasury Regulations also provide special rules for dividends paid to (i) foreign intermediaries, (ii) U.S. or foreign wholly-owned entities that are disregarded as entities separate from their owners for U.S. federal income tax purposes, or
(iii) flow-through entities or arrangements that are treated as fiscally transparent for U.S. federal income tax purposes or under the laws of an applicable income tax treaty jurisdiction or both. For example, in the case of Shares held by a foreign partnership, the certification requirement will be applied to the partners of the partnership, rather than the partnership itself, although the partnership will also be required to provide certain information, including a U.S. taxpayer identification number, and a look-through rule is provided for tiered partnership structures. Non-U.S. Stockholders should consult their own tax advisors regarding their ability to claim benefits under income tax treaties with the United States.

    Distributions made by the Company in excess of its current and accumulated earnings and profits will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted tax basis that the holder has in such holder's Shares, but instead will reduce the adjusted tax basis of such stock (but not below zero). To the extent that such distributions exceed the adjusted tax basis that a Non-U.S. Stockholder has in the holder's Shares, the amount of such excess will be treated as gain from the sale or other disposition of such Shares, the tax treatment of which is described below.

    For withholding tax purposes, the Company is currently required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold tax at the rate of 30% (or a reduced treaty rate if applicable) on the gross amount of any distribution (other than distributions designated as capital gain dividends discussed below) made to a Non-U.S. Stockholder. Under the newly issued Treasury Regulations referred to above, the Company will not be required to withhold tax at the 30% rate on distributions (or portions thereof) made after December 31, 1999 that it reasonably estimates to be in excess of the Company's current and accumulated earnings and profits. As a result, however, of a legislative change made by the Small Business Job Protection Act of 1996, effective for distributions made after August 20, 1996, the withholding requirements of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") will apply to any distributions (or portions thereof) made by the Company to Non-U.S. Stockholders in excess of the Company's current and accumulated earnings and profits. Accordingly, if the Company were no longer required to withhold tax at the 30% rate on such distributions, it would be required to withhold tax under FIRPTA equal to 10% of the gross amount realized by each Non-U.S. Stockholder with respect to any such distribution, including a distribution made to a Non-U.S. Stockholder in excess of the Company's current and accumulated earnings and profits but that did not exceed the Non-U.S. Stockholder's adjusted tax basis in such holder's Shares and thus did not give rise to any U.S. federal income tax. In any case, a Non-U.S. Stockholder may seek a refund from the IRS, by filing an appropriate claim for refund, of any amount withheld if it is subsequently determined that such distribution was, in fact, in excess of the Company's then current and accumulated earnings and profits and the amount withheld exceeded the Non-U.S. Stockholder's U.S. federal income tax liability, if any, with respect to the distribution.

    Distributions made by the Company to a Non-U.S. Stockholder that are designated by the Company at the time of distribution as capital gain dividends (other than those arising from the sale or other disposition of a United States real property interest) generally will not be subject to U.S. federal income taxation unless the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the calendar year and either has a "tax home" (within the meaning of Section 911(d)(3) of the Code) in the United States or maintains an office or other fixed place of business within the United States to which such gain is attributable, in which case the nonresident alien individual will be subject to a 30% withholding tax on the amount of such individual's capital gains (unless an applicable income tax treaty provides otherwise).

    Distributions made by the Company to a Non-U.S. Stockholder that are attributable to gain from the sale or other disposition by the Company of United States real property interests will be taxed to the Non-U.S. Stockholder under FIRPTA. Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as if such distributions were gains "effectively connected" with the conduct by such holder of a trade or business within the United States. Accordingly, a Non-U.S. Stockholder will be taxed on such distributions at the same capital gains rates applicable to U.S. Stockholders (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals), without regard to whether such distributions are designated by the Company as capital gain dividends. Distributions subject to FIRPTA also may be subject to the 30% branch profits tax discussed above in the case of a corporate Non-U.S. Stockholder that is not entitled to treaty relief or exemption.

    The Company will be required to withhold tax from any distribution to a Non-U.S. Stockholder that could be designated by the Company as a capital gain dividend in an amount equal to 35% of the gross distribution. The amount of tax withheld is fully creditable against the Non-U.S. Stockholder's FIRPTA tax liability, and if such amount exceeds the Non-U.S. Stockholder's U.S. federal income tax liability for the applicable taxable year, the Non-U.S. Stockholder may seek a refund of the excess from the IRS by filing an appropriate claim for refund. In addition, if the Company designates as capital gain dividends distributions previously made prior to the date of such designation and which, at the time made, were not subject to withholding, the Company must treat as capital gain dividends, and thus withhold 35% from, subsequent distributions made on or after the date of such designation until the amount of such distributions in the aggregate equals the amount of such prior distributions.

    UNDISTRIBUTED NET CAPITAL GAINS. Although the law is not entirely clear, it appears that amounts designated by the Company pursuant to the 1997 Act as undistributed net capital gains in respect of Shares held by Non-U.S. Stockholders (see "--Taxation of Taxable U.S. Stockholders--Undistributed Net Capital Gains") would be treated in the same manner as actual distributions made by the Company to such Non-U.S. Stockholders and designated as capital gain dividends. In such case, a Non-U.S. Stockholder would be able to offset as a credit against the U.S. federal income tax liability resulting from amounts so designated by the Company, the Non-U.S. Stockholder's proportionate share of the tax paid by the Company on such undistributed capital gains, and to receive from the IRS a refund to the extent that such holder's proportionate share of such tax exceeded the Non-U.S. Stockholder's actual U.S. federal income tax liability.

    SALE OR OTHER DISPOSITION OF SHARES. Gain recognized by a Non-U.S. Stockholder upon the sale or other disposition of Shares generally will not be subject to United States federal income taxation unless such Shares constitute "United States real property interests" within the meaning of FIRPTA. The Shares will not constitute "United States real property interests" so long as the Company is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. The Company believes that it currently is and will continue to be a "domestically controlled REIT," and therefore that the sale of Shares will not be subject to taxation under FIRPTA. Because, however, the Company's outstanding shares of Common Stock are publicly traded, no assurance can be given that the Company will in fact continue to be a "domestically-controlled REIT" in the future. Moreover, notwithstanding the foregoing, gain from the sale or other disposition of Shares not otherwise subject to FIRPTA will still be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or maintains an office or other fixed place of business within the United States to which such gain is attributable. In such case, the nonresident alien individual would be subject to a 30% U.S. withholding tax on the amount of such individual's capital gains (unless an applicable income tax treaty provides otherwise).

    If the Company does not qualify as, or ceases to be, a "domestically-controlled REIT," gain arising from the sale or other disposition by a Non-U.S. Stockholder of Shares would not be subject to United States federal income taxation under FIRPTA as a sale of a "United States real property interest" if (i) the Shares are "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (E.G., the New York Stock Exchange on which the Common Stock is traded) and (ii) such Non-U.S. Stockholder owned 5% or less of the total outstanding shares of the class of stock represented by the Shares throughout the five-year period ending on the date of the sale or other disposition. If gain on the sale or other disposition of Shares were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a U.S. Stockholder (as well as to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the stock would be required to withhold and remit to the IRS 10% of the gross purchase price.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. U.S. federal income tax backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons who fail to furnish certain tax information under the United States information reporting requirements) and information reporting generally will not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (i) dividends subject to the 30% (or reduced treaty rate) withholding tax discussed above, (ii) capital gain dividends, or (iii) distributions attributable to gain from the sale or exchange by the Company of United States real property interests. Under the newly issued Treasury Regulations referred to above, certain Non-U.S. Stockholders who are not currently subject to backup withholding on dividend payments will have to certify as to their non-U.S. status to avoid backup withholding on dividends paid after December 31, 1999.

    If a Non-U.S. Stockholder sells or otherwise disposes of Shares to or though a U.S. office of a broker, the broker is required to file an information return and is required to apply backup withholding at the rate of 31% unless the Non-U.S. Stockholder has provided the broker with a certification, under penalties of perjury, as to its non-U.S. status or has otherwise established its entitlement to an exemption from backup withholding. If payment of the proceeds from a sale or other disposition of Shares by a Non-U.S. Stockholder is made to or through an office of a broker outside the United States, the broker generally will not be required to apply backup withholding or file information returns, except as provided below. Under the Treasury Regulations currently in effect, information reporting (but not backup withholding) is required with respect to a payment of proceeds from the sale or other disposition of Shares to or through a foreign office of a broker that (a) is a United States person, (b) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business within the United States, or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by U.S. Stockholders) for U.S. federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the stockholder otherwise establishes an exemption.

    The newly issued Treasury Regulations, which will become effective for payments made after December 31, 1999, expand the categories of brokers that will be required to comply with the information reporting requirements with respect to the payment of proceeds from the sale or other disposition of Shares effected at an office outside the United States. As a result, information reporting may apply to certain payments of proceeds from the sale or other disposition of Shares made after December 31, 1999 to or through foreign offices of brokers that were previously exempt. Under the new Treasury Regulations, however, backup withholding will not be required with respect to the payment of proceeds from the sale or other disposition of Shares effected at a foreign office of a broker unless the broker has actual knowledge that the payee is not a Non-U.S. Stockholder. Prospective Non-U.S. Stockholders should consult their own tax advisors concerning these new Treasury Regulations and the effect of such Treasury Regulations on their ownership of Shares.

    Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against a Non-U.S. Stockholder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS.

    ESTATE TAX. Shares owned, or treated as owned, by an individual who is neither a citizen nor a resident (as specially determined for purposes of the U.S. federal estate tax) of the United States at the time of death generally will be includible in such individual's gross estate for U.S. federal estate tax purposes and thus will be subject to U.S. federal estate tax, subject to certain credits, at graduated rates of up to 55%, unless an applicable estate tax treaty provides otherwise.

TAX ASPECTS OF THE COMPANY'S INVESTMENT IN THE OPERATING PARTNERSHIP

    The Company holds direct and indirect interests in the Operating Partnership. The following discussion summarizes certain material federal income tax considerations applicable solely to the Company's investment in the Operating Partnership. The discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

PARTNERSHIP CLASSIFICATION

    The Company has not requested, and does not intend to request, a ruling from the IRS that the Operating Partnership will be classified as a partnership for federal income tax purposes. Instead, Jones, Day, Reavis & Pogue is of the opinion, based upon certain factual assumptions and representations made by the Company as the general partner of the Operating Partnership, that the Operating Partnership has been and will continue to be treated as a partnership for federal income tax purposes and not as an association taxable as a corporation or a publicly traded partnership. Unlike an IRS ruling, however, an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership as a partnership for federal income tax purposes.

    If for any reason the Operating Partnership were taxable as a corporation rather than a partnership for federal income tax purposes, the character of the Company's assets and items of gross income would change, and, as a result, the Company would most likely be unable to satisfy the gross income and asset tests, which would thus prevent the Company from qualifying as a REIT. See "--Requirements for Qualification--Gross Income Tests," "--Requirements for Qualification--Asset Tests" and "--Failure to Qualify." In addition, any change in the status of the Operating Partnership for federal income tax purposes might be treated as a taxable event, in which case the Company could incur a tax liability without any related cash distribution from the Operating Partnership. Further, if the Operating Partnership were to be treated as an association taxable as a corporation, items of income, gain, deduction and credit of the Operating Partnership would not pass through to its partners, including the Company; instead, the Operating Partnership would be taxable as a corporation, subject to entity-level taxation on its net income at regular corporate tax rates. The partners of the Operating Partnership would be treated for federal income tax purposes as stockholders, with distributions to such partners being characterized as dividends.

    The opinion of Jones, Day, Reavis & Pogue regarding the classification of the Operating Partnership is based, in part, on Treasury Regulations issued in final form in December 1996 governing the classification of a business entity as a partnership or an association taxable as a corporation for federal income tax purposes (the "Classification Regulations"). The Classification Regulations were effective as of January 1,

1997, and replaced the former four-factor test used to distinguish partnerships from corporations for federal income tax purposes. In general, under the Classification Regulations, a U.S. business entity that has at least two members and that is not organized under a state or federal statute as a corporation, is not described under a state statute as a joint-stock company or joint-stock association and does not meet certain other narrow definitions set forth therein (an "eligible entity"), may elect to be classified as either a partnership or an association taxable as a corporation. The Classification Regulations also provide for a "default" classification for such an eligible entity that applies unless the entity files a classification election. Under the "default" classification, such an entity will be classified as a partnership.

    The classification of the Operating Partnership is governed entirely by the Classification Regulations. Although the Operating Partnership was in existence for state law purposes prior to January 1, 1997, it was not first treated for federal income tax purposes as an entity separate from the Company until after that date. Under the Classification Regulations, the Operating Partnership will constitute an eligible entity and intends to be classified as a partnership. As an eligible entity, the Operating Partnership will be so classified under the default classification provisions of the Classification Regulations so long as it does not file an election to be classified as an association taxable as a corporation. The Operating Partnership has not filed, and does not in future intend to file, such an election.

    Notwithstanding the classification of a business entity formed as a partnership under the Classification Regulations, such an entity will nonetheless be treated as a corporation for federal income tax purposes if it is a "publicly traded partnership." A publicly traded partnership is generally a partnership the interests in which are either traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of its gross income for a taxable year consists of "qualifying income" under Section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to a REIT (the "90% Passive Income Exception"). See "--Requirements for Qualification--Gross Income Tests."

    Treasury Regulations effective for taxable years beginning after December 31, 1995, provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one such safe harbor (the "Private Placement Exception"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (I.E., a partnership, grantor trust or S corporation) that in turn owns an interest in a partnership will be treated as a partner in such partnership for purposes of the 100 partner rule only if
(i) substantially all of the value of the owner's interest in the flow-through entity is attributable to the flow-through entity's interest in the partnership, and (ii) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. Because no interests in the Operating Partnership have been or are currently traded on an established securities market and because the Operating Partnership should not be treated as having more than 100 partners, the Company believes that the Operating Partnership presently qualifies for the Private Placement Exception. The Operating Partnership intends to monitor closely its compliance with the Private Placement Exception to ensure that it remains applicable. Even if, however, the Operating Partnership were considered to be a publicly traded partnership because it was deemed to have more than 100 partners, the Operating Partnership would not be treated as a corporation for federal income tax purposes if it otherwise qualified for the 90% Passive Income Exception from such treatment.

INCOME TAXATION OF THE OPERATING PARTNERSHIP AND ITS PARTNERS

    PARTNERS, NOT PARTNERSHIP, SUBJECT TO TAX. A partnership is not a separate taxable entity for federal income tax purposes. Rather, partners are allocated and required to include in gross income their proportionate share of the items of income, gain, loss, deduction and credit of the partnership, without regard to whether the partners receive any actual distributions from the partnership. The Company will be required to take into account its allocable share of the foregoing items of the Operating Partnership for purposes of the various REIT gross income tests and in the computation of its "REIT taxable income." See "--Requirements for Qualification--Gross Income Tests."

    PARTNERSHIP ALLOCATIONS. Although a partnership agreement will generally determine the allocation of a partnership's taxable income and loss among its partners, such allocations will be disregarded for federal income tax purposes under Section 704(b) of the Code if they do not comply with the provisions of
Section 704(b) and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss contained in the Partnership Agreement are intended to comply with the requirements of
Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at such time. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties). Consequently the Partnership Agreement requires allocations of income, gain, loss, and deduction attributable to such contributed properties to be made in a manner that is consistent with Section 704(c) of the Code.

    In general, Section 704(c) of the Code will cause the Company and other limited partners of the Operating Partnership contributing properties or other assets to the Operating Partnership with fair market values in excess of their adjusted tax bases for federal income tax purposes to be allocated solely for tax purposes lower amounts of annual depreciation deductions and increased taxable income and gain on the sale of those properties or other assets than would ordinarily be the case for economic or book purposes. These allocations may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "--Requirements for Qualification--Annual Distribution Requirements."

    The foregoing principles may also affect the calculation of the Company's earnings and profits for purposes of determining the portion of the Company's distributions that is taxable as a dividend. See "-- Taxation of Taxable U.S. Stockholders." The application of these rules over time may result in a higher portion of the Company's distributions being taxed as dividends than would have been the case had the Operating Partnership purchased the contributed Properties for cash.

    TAX BASIS IN PARTNERSHIP INTEREST. The Company's adjusted tax basis in its partnership interest in the Operating Partnership generally (i) will be equal to the amount of cash and the adjusted tax basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (A) the Company's allocable share of the Operating Partnership's taxable income and (B) the Company's allocable share of certain indebtedness of the Operating Partnership, and (iii) will be reduced, but not below zero, by (A) the Company's allocable share of the Operating Partnership's losses and (B) the amount of cash and the adjusted tax basis of any other property distributed by the Operating Partnership to the Company, including any constructive cash distributions resulting from a reduction in the Company's allocable share of indebtedness of the Operating Partnership.

    If the Company's allocable share of the Operating Partnership's losses exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss for federal income tax purposes will be deferred until such time and to the extent that the Company has adjusted tax basis in its interest in the Operating Partnership. To the extent that distributions made by the Operating Partnership to the Company, or any decrease in the Company's share of indebtedness of the Operating Partnership (each such decrease being considered a constructive cash distribution to the Company), would exceed the Company's adjusted tax basis, such excess distributions (including such constructive distributions) would constitute taxable income to the Company, which normally would be characterized as capital gain.

OTHER TAX CONSIDERATIONS

    POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX
CONSEQUENCES. Prospective holders of Securities should recognize that the present federal income tax treatment of the Company may be modified by future legislative, judicial or administrative actions or decisions at any time, which may or may not be retroactive in effect. As a result, any such action or decision could affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in frequent statutory changes as well as the promulgation of new, or revisions to existing, Treasury Regulations and revised interpretations of established concepts. No prediction can be made as to the likelihood of the passage of any new tax legislation or other provisions that could either directly or indirectly affect the Company or holders of Securities. Accordingly, it is always possible that revisions in federal income tax laws and interpretations thereof could adversely affect the tax consequences of an investment in Securities.

    On February 2, 1998, the Treasury Department released the "General Explanations of the Clinton Administration's Revenue Proposals for FY 1999" as part of President Clinton's Budget Proposal for Fiscal Year 1999. Three of the tax measures contained in the proposals would affect the taxation of REITs. The first proposed change would limit the grandfathered status of existing "stapled" or "paired-share" REITs. The second proposed change would restrict the ability of a REIT to engage in impermissible active business activities indirectly through a preferred stock subsidiary by prohibiting REITs from owning more than 10%, determined by voting power or value, of the outstanding stock of any single issuer. Under current law, the percentage limitation is measured solely by reference to voting power, without regard to value. The third proposed change would affect closely held REITs by providing that no person (including a corporation) may own more than 50%, determined by voting power or value, of the outstanding shares of stock of a REIT. If enacted, the first proposed change, which has already been incorporated in a revenue bill that has been introduced in Congress, would not affect the Company because it is not a "stapled" REIT. The second and third proposed changes, if enacted in the form proposed, would not have a material adverse effect on the Company's financial condition, results of operations or business prospects.

    STATE AND LOCAL TAXES. The Company, the Operating Partnership and holders of Securities may be subject to state or local taxation in various state or local jurisdictions, including those in which they transact business or reside. The state and local tax treatment of the Company, the Operating Partnership and holders of Securities may not conform to the federal income consequences discussed above. Consequently, prospective holders of Securities should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Securities.

                              PLAN OF DISTRIBUTION

    The Company may sell Securities to or through underwriters for public offer and sale by them, and also may sell Common Stock offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United Sates to which such institution is subject and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Jones, Day, Reavis & Pogue, Chicago, Illinois, and certain matters of Maryland law, including the validity of the Securities offered hereby, will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. The validity of any Securities issued hereunder may be passed upon for any underwriters by the counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

    The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the statements of revenues and certain expenses of TRI-ATRIA Office Building and 777 Eisenhower Plaza for the year ended December 31, 1996 appearing in the Company's Current Report on Form 8-K/A dated February 6, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and statements of revenues and certain expenses are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY PERSON DEEMED TO BE AN UNDERWRITER WITHIN THE MEANING OF THE SECURITIES ACT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO SOME IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                   Page
                                                 ---------
Available Information..........................          2
Incorporation of Certain Documents by
 Reference.....................................          2
The Company....................................          3
Risk Factors...................................          3
Use of Proceeds................................         12
Ratios of Earnings to Combined Fixed Charges
 and Preferred Stock Dividends.................         12
Description of Capital Stock...................         13
Federal Income Tax Considerations..............         16
Plan of Distribution...........................         37
Legal Matters..................................         38
Experts........................................         38

                                  $300,000,000

                                     [LOGO]

                             GREAT LAKES REIT, INC.

                                PREFERRED STOCK

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is a list of the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Securities being registered hereby, other than underwriting discounts and commissions.

Securities and Exchange Commission registration
  fee.............................................   $      88,500
Printing expenses.................................         100,000*
Accounting fees and expenses......................          50,000*
Legal fees and expenses...........................         250,000*
Transfer Agent fees...............................          20,000*
Miscellaneous expenses............................         241,500*
                                                    --------------
  Total...........................................   $     750,000*
                                                    --------------
                                                    --------------

------------------------

* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Maryland General Corporation Law, as amended (the "MGCL"), permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of the Company (the "Charter") contains such a provision which eliminates such liability except to the extent required by the MGCL.

    The Charter obligates the Company to indemnify the directors and officers (and former directors and officers) of the Company to the fullest extent permitted by the MGCL. The bylaws of the Company (the "Bylaws") obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

    The MGCL requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires the Company, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the Bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met.

    The Company has director and officer liability insurance under which each of the Company's directors and officers is insured against certain liabilities.

ITEM 16.  EXHIBITS

   *1.1     Form of Underwriting Agreement (for Common Stock).

   *1.2     Form of Underwriting Agreement (for Preferred Stock).

    4.1     Articles of Amendment and Restatement of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for
             the period ended June 30, 1997).

    4.2     Amended and restated bylaws of the Company dated September 11, 1997
             (incorporated by reference to Exhibit 4.2 to the Company's Registration
             Statement on Form S-3, as amended, Commission File No. 333-40129).

    4.3     Registration Rights Agreement, dated as of August 20, 1996, by and among the
             Company, Fortis Benefits Insurance Company, Morgan Stanley Institutional
             Fund, Inc. - U.S. Real Estate Portfolio, Morgan Stanley SICAV Subsidiary
             SA, Wellsford Karpf Zarrilli Ventures, L.L.C., Logan, Inc. and Pension
             Trust Account No. 104972 Held by Bankers Trust Company as Trustee
             (incorporated by reference to Exhibit 2 to the Company's Current Report on
             Form 8-K dated August 28, 1996).

    5.1     Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding the validity of the securities being registered.

    8.1     Tax Opinion of Jones, Day, Reavis & Pogue.

   12.1     Statement Regarding Computation of Ratios of Earnings to Combined Fixed
             Charges and Preferred Stock Dividends.

   23.1     Consent of Ernst & Young LLP.

   23.2     Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in their opinion filed as Exhibit 5.1).

   23.3     Consent of Jones, Day, Reavis & Pogue (included in their opinion filed as
             Exhibit 8.1).

   24.1     Power of Attorney.

------------------------

* To be filed by amendment or on Form 8-K.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 3rd day of April, 1998.

                                        GREAT LAKES REIT, INC.

                                        By:          /s/ Richard A. May
                                           -------------------------------------
                                                      Richard A. May
                                            CHAIRMAN OF THE BOARD OF DIRECTORS
                                                AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 3rd day of April, 1998.

             SIGNATURE                              TITLE
-----------------------------------  -----------------------------------
        /s/ Richard A. May           Chairman of the Board of Directors
-----------------------------------   and Chief Executive Officer
          Richard A. May              (Principal Executive Officer)

       /s/ Richard L. Rasley         Executive Vice President,
-----------------------------------   Secretary, Co-General Counsel and
         Richard L. Rasley            Director

                                     Senior Vice President--Finance,
          /s/ James Hicks             Chief Financial Officer and
-----------------------------------   Treasurer (Principal Financial
            James Hicks               Officer and Principal Accounting
                                      Officer)

                     *
-----------------------------------  Director
       James J. Brinkerhoff

                     *
-----------------------------------  Director
         Daniel E. Josephs

                     *
-----------------------------------  Director
         Edward Lowenthal

                     *
-----------------------------------  Director
        Donald E. Phillips

                     *
-----------------------------------  Director
         Walter H. Teninga

    Richard L. Rasley, by signing his name hereto, does hereby sign and execute this Registration Statement on behalf of each of the above-named Directors of Great Lakes REIT, Inc. pursuant to powers of attorney executed by each of such Directors and filed with the Securities and Exchange Commission as an exhibit to this Registration Statement.

     *By /s/ Richard L. Rasley
-----------------------------------  April 3, 1998
          Richard L. Rasley
           ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

  *1.1     Form of Underwriting Agreement (for Common Stock).

  *1.2     Form of Underwriting Agreement (for Preferred Stock).

   4.1     Articles of Amendment and Restatement of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for
            the period ended June 30, 1997).

   4.2     Amended and restated bylaws of the Company dated September 11, 1997
            (incorporated by reference to Exhibit 4.2 to the Company's Registration
            Statement on Form S-3, as amended, Commission File No. 333-40129).

   4.3     Registration Rights Agreement, dated as of August 20, 1996, by and among the
            Company, Fortis Benefits Insurance Company, Morgan Stanley Institutional
            Fund, Inc.-U.S. Real Estate Portfolio, Morgan Stanley SICAV Subsidiary SA,
            Wellsford Karpf Zarrilli Ventures, L.L.C., Logan, Inc. and Pension Trust
            Account No. 104972 Held by Bankers Trust Company as Trustee (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated
            August 28, 1996).

   5.1     Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding the validity of the securities being registered.

   8.1     Tax Opinion of Jones, Day, Reavis & Pogue.

  12.1     Statement Regarding Computation of Ratios of Earnings to Combined Fixed
            Charges and Preferred Stock Dividends.

  23.1     Consent of Ernst & Young LLP.

  23.2     Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in their opinion filed as Exhibit 5.1).

  23.3     Consent of Jones, Day, Reavis & Pogue (included in their opinion filed as
            Exhibit 8.1).

  24.1     Power of Attorney.

------------------------

* To be filed by amendment or on Form 8-K.